LAFISE SECURITIES CORPORATION

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

YEAR ENDED DECEMBER 31, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53506

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___**01/01/2018**___ AND ENDING___**12/31/2018**___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **LAFISE SECURITIES CORPORATION**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

801 BRICKELL AVE, SUITE 908

(No. and Street)

MIAMI	**FL**	**33131**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LUISA FRANCHY   (305)374-6001

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KSDT & CO

(Name – *if individual, state last, first, middle name*)

9300 S DADELAND BLVD., SUITE 600 MIAMI	FL	33156
(Address) (City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, EDUARDO ERANA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LAFISE SECURITIES CORPORATION, as of DECEMBER 31ST, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CERTAIN OFFICERS AND/OR DIRECTORS OF LAFISE SECURITIES CORPORATION MAINTAIN A PROPRIETARY INTERST IN THE FOLLOWING ACCOUNTS: SEE BELOW

OLGA S. HERNANDEZ
MY COMMISSION EXPIRES June 13, 2019
#FF 238943
Bonded thru Notary Public Underwriters
NOTARY PUBLIC, STATE OF FLORIDA

Signature

PRESIDENT AND CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Cash Flow.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACCOUNTS WITH PROPRIETARY INTERESTS:

BANCO LAFISE (HONDURAS)
BANCO LAFISE BANCENTRO
BANCO LAFISE COSTA RICA
BANCO LAFISE PANAMA
LAFISE VALORES DE PANAMA SA
LAFISE VALORES PUESTO DE BOLSA (THIS IS THE ONE IN COSTA RICA)
LAFISE VALORES SOCIEDAD ANONIMA (THIS IS THE ONE IN GUATEMALA)
SEGUROS LAFISE SOCIEDAD ANONIMA
LATIN AMERICAN FINANCIAL SERVICES CORP
BANCO MULTIPLE LAFISE SA

LAFISE SECURITIES CORPORATION

YEAR ENDED DECEMBER 31, 2018

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Lafise Securities Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Lafise Securities Corporation as of December 31, 2018, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. In our opinion, the financial statements present fairly, in all material respects, the financial position of Lafise Securities Corporation as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Lafise Securities Corporation's management. Our responsibility is to express an opinion on Lafise Securities Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Lafise Securities Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (Continued)

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Lafise Securities Corporation's financial statements. The supplemental information is the responsibility of Lafise Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KABAT, SCHERTZER, DE LA TORRE, TARABOULOS & Co.

We have been engaged as Lafise Securities Corporation's auditor since 2013.

Miami, Florida

February 19, 2019

2

LAFISE SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

As Of December 31, 2018

ASSETS

Cash and cash equivalents	$	27,823
Deposit with clearing broker		100,000
Due from clearing broker		1,261,175
Marketable securities, original cost $674,316		665,381
Furniture and fixtures, net of accumulated depreciation of $23,305		-
Other assets		52,162
Total Assets	$	2,106,541

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts payable and accrued expenses	$	57,303
Marketable securities sold short, original sales price $265,674		267,345
Corporate income taxes payable		8,560
Total Liabilities		333,208

Stockholders' equity

Common stock, $1 par value, 5,000,000 shares authorized, 177,778 shares issued and outstanding		177,778
Additional paid-in capital		704,222
Retained earnings		891,333
Total Stockholders' Equity		1,773,333
Total Liabilities and Stockholders' Equity	$	2,106,541

The accompanying notes are an integral part of these financial statements.

LAFISE SECURITIES CORPORATION

STATEMENT OF OPERATIONS

For The Year Ended December 31, 2018

Revenues	
Commissions	$ 1,121,968
Trading gain	2,967
Interest and dividend income	70,428
	1,195,363
Expenses	
Employee compensation, commissions and benefits	576,670
Occupancy	118,120
Communications and market data	206,550
Expense sharing with affiliate	61,560
Professional fees	91,101
Interest expense	23,980
Other operational expenses	76,645
	1,154,626
Net profit before corporate income tax provision	40,737
Corporate income tax provision	
Federal income taxes	8,560
State income taxes	-
	8,560
Net income	$ 32,177

The accompanying notes are an integral part of these financial statements.

LAFISE SECURITIES CORPORATION

STATEMENT OF STOCKHOLDERS' EQUITY

For The Year Ended December 31, 2018

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Total
Balances, beginning of year	177,778	$ 177,778	$ 704,222	$ 859,156	$ 1,741,156
Net income	-	-	-	32,177	32,177
Balances, end of year	177,778	$ 177,778	$ 704,222	$ 891,333	$ 1,773,333

The accompanying notes are an integral part of these financial statements.

LAFISE SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

For The Year Ended December 31, 2018

Cash flows from operating activities:		
Net income	$	32,177
Adjustments to reconcile net income to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Decrease in due from clearing broker		349,646
Increase in marketable securities		(665,381)
Increase in other assets		(19,852)
Increase in accounts payable and accrued expenses		7,702
Increase in marketable securities sold short		267,345
Decrease in corporate income tax payable		(23,185)
Net cash used in operating activities		(51,548)
Net decrease in cash and cash equivalents		(51,548)
Cash and cash equivalents, beginning of year		79,371
Cash and cash equivalents, end of year	$	27,823
Supplemental cash flows disclosures		
Interest payments	$	23,980
Corporate income tax payments	$	31,745

The accompanying notes are an integral part of these financial statements.

LAFISE SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2018

NOTE 1. ORGANIZATION AND NATURE OF OPERATIONS

The Company was incorporated under the laws of the State of Florida on April 16, 1997, for the purpose of selling investment products and securities and other financial and business services. The Company's customer base is primarily located in Florida.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Customers, Broker-Dealers and Marketable Securities

The Company is a registered broker-dealer and maintains its brokerage accounts on a settlement date basis; however, the accompanying financial statements are prepared on a trade date basis using the accrual method of accounting. The Company is an introducing broker, and as such, clears all transactions through a correspondent broker who carries all customer and company accounts and maintains physical custody of customer and company securities. Pursuant to the clearing agreement, the Company is required to maintain a deposit of $100,000 with the clearing broker.

All securities are valued at the quoted market price and unrealized gains and losses are included in "trading gain" in the statement of operations. The Company does not own any restricted or non-marketable securities at December 31, 2018.

Government and Other Regulation

The Company's business is subject to significant regulation by various government agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker-dealer, the Company is subject to the SEC's net capital rule (Rule 15(c) 3-1), which requires that the Company maintain a minimum net capital, as defined.

Furniture and Fixtures

Furniture and fixtures are recorded at cost and depreciated on a straight-line basis over their estimated useful lives, which is five years.

The costs of maintenance and repairs of furniture and fixtures are charged to expense as incurred. Costs of renewals and betterments are capitalized in the proper accounts. When furniture and fixtures are replaced, retired, or otherwise disposed of, the cost of such furniture and fixtures and accumulated depreciation are deducted from the asset and depreciation reserve accounts. The related profit or loss, if any, is recorded in the statement of operations.

LAFISE SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2018

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of Credit Risk

The Company maintains deposits at financial institutions that, from time to time, may exceed federally insured limits. The exposure of the Company from these transactions is solely dependent upon daily account balances and the financial strength of the respective institution. At December 31, 2018, the Company had no deposits in excess of federally insured limits. Amounts due from clearing broker are deemed collectible by management and no reserve for doubtful accounts is required.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles "GAAP", requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Financial Instruments with Off-Balance-Sheet Risk

The Company, under its correspondent agreement with its clearing broker, has agreed to indemnify the clearing broker from damages or losses resulting from customer transactions. The Company is therefore exposed to off-balance-sheet risk of loss in the event that customers are unable to fulfill contractual obligations including their obligations under margin accounts. The Company has never been required to make a payment under this indemnification. In addition, the Company believes that it is unlikely it will have to make a material payment under this indemnity and accordingly has not recorded any contingent liability in its financial statements.

Fair Value of Financial Instruments

The financial position of the Company at December 31, 2018 includes certain financial instruments that may have a fair value that is different from the value currently reflected in the financial statements. In reviewing the financial instruments of the Company, certain assumptions and methods were used to determine the fair value of each category of financial instruments for which it is practicable to estimate that value.

The carrying amounts of the Company's financial instruments generally approximate their fair values at December 31, 2018.

Income Taxes

For income tax purposes, the Company maintains its accounts using the accrual method of accounting. There are no deferred tax assets and liabilities as of December 31, 2018. The Company files its returns under U.S. Federal and State jurisdictions. These returns are subject to income tax examinations by major taxing authorities for the year 2018 and three preceding years.

LAFISE SECURITIES CORPORATION

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

Cash and cash equivalents consists of deposits with banks and all highly liquid investments, with maturities of three months or less.

NOTE 3. NET CAPITAL REQUIREMENT

As a broker-dealer registered with the Securities and Exchange Commission, the Company must comply with the provisions of the Commission's "Net Capital" rules, which provide that "aggregate indebtedness", as defined, shall not exceed 15 times "Net Capital", as defined, and the "Net Capital", shall not be less than $100,000. At December 31, 2018, the Company's net capital was $1,639,001, which was $1,539,001 in excess of its required net capital of $100,000. At December 31, 2018, the Company's net capital ratio was .0402 to 1.

NOTE 4. FAIR VALUE MEASUREMENTS

The carrying amounts reported in the accompanying statement of financial condition for cash and cash equivalents, due from clearing broker, accounts receivable, marketable securities owned, other assets, marketable securities sold short, accounts payable and accrued expenses, approximate fair value due to the short-term nature of these accounts.

In accordance with GAAP, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

GAAP also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors market participants would use in valuing the asset or liability. The guidance establishes three levels of inputs that may be used to measure fair value:

Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 — Inputs (other than quoted market prices included within Level 1) that are observable, for the asset or liability either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Unobservable inputs that are supported by little or no market activity and rely on management's assumptions about the assumptions that market participants would use in pricing the asset or liability.

LAFISE SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2018

NOTE 4. FAIR VALUE MEASUREMENTS (CONTINUED)

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurements. The Company reviews the fair value hierarchy classification on an annual basis. Changes in the observability of valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy.

Marketable securities owned at December 31, 2018 are as follows:
Corporate bonds $665,381

Corporate bonds owned at December 31, 2018, as shown in the accompanying financial statements are valued at market price quotations. Valuation adjustments are not applied. Accordingly, these securities are categorized in level 1 of the fair value hierarchy.

NOTE 5. FULLY DISCLOSED CLEARING AGREEMENTS

The Company has a clearing agreement with its clearing broker to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by the clearing broker. The Company maintains a deposit with its clearing broker in the amount of $100,000, which is included in the "Deposit with Clearing Broker" line of the statement of financial condition. A termination fee may apply if the Company were to terminate its relationship with the current clearing broker. No other deposits are required. The Company does not carry accounts for customers or perform custodial functions related to customers' securities. The Company introduces all of its customer transactions, which are not reflected in these statements to its clearing broker, which maintains the customers accounts and clears such transactions. The off-balance-sheet risks to the Company under this agreement are more fully discussed in Note 2.

NOTE 6. COMMITMENTS AND CONTINGENCIES

The Company occupies its office location under an expense sharing agreement with Lafise Corporation, Inc., an affiliated entity. In August, 2018 the Company relocated its offices to a temporary location and is renting space on a month to month basis.

Rent expense for the year ended December 31, 2018 amounted to $118,120, which is included in occupancy expense in the statement of operations.

In the ordinary course of business, incidental to the Company's operations, the Company retains outside counsel to address claims with which the Company is involved. As of December 31, 2018, the Company was not aware of any legal proceedings, which management has determined to be material to its business operations.

LAFISE SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2018

NOTE 7. DATE OF MANAGEMENT'S REVIEW

Management has evaluated subsequent events through February 19, 2019, the date the financial statements were available to be issued. There have been no subsequent events as of the date of the financial statements were available to be issued which need to be disclosed in the accompanying financial statements.

LAFISE SECURITIES CORPORATION

SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2018

LAFISE SECURITIES CORPORATION

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE
COMMISSION

December 31, 2018

Net capital		
Total stockholders' equity	$	1,773,333
Less: non-allowable assets		
Other assets	$	45,134
Non-allowable cash in foreign account		7,028
	$	52,162
Net capital before haircuts on security positions	$	1,721,171
Less:		
Securities haircuts		82,170
Net capital	$	1,639,001
Aggregate indebtedness	$	65,863
Computed minimum net capital required (6-2/3% of aggregate indebtedness)	$	4,391
Minimum net capital required (under SEC Rule 15c3-1)	$	100,000
Excess net capital	$	1,539,001
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$	1,519,001
Percentage of aggregate indebtedness to net capital		4.02%

There are no significant differences in the computation of adjusted net capital between the amended unaudited broker-dealer focus report and the audited annual report.

See independent registered public accounting firm's report regarding supplementary information.

13

LAFISE SECURITIES CORPORATION

SCHEDULE II
STATEMENT ON EXEMPTION FROM THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2018

The Company claims an exemption from Rule 15c3-3 under Section (k)(2)(ii) of the Rule.

The Company was in compliance with the conditions of the exemption for the year ended December 31, 2018.

See independent registered public accounting firm's report on supplementary information.

LAFISE SECURITIES CORPORATION

SCHEDULE III
STATEMENT ON EXEMPTION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE
COMMISSION
AS OF DECEMBER 31, 2018

The Company claims an exemption from Rule 15c3-3 under Section (k)(2)(ii) in that all customer transactions are cleared through other broker-dealers on a fully disclosed basis. The clearing firm is Pershing LLC.

The Company was in compliance with the conditions of the exemption for the year ended December 31, 2018.

See independent registered public accounting firm's report on supplementary information.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholders of Lafise Securities Corporation

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Lafise Securities Corporation and the SIPC, solely to assist you and SIPC in evaluating Lafise Securities Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Lafise Securities Corporation's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2018, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, supporting the adjustments, noting no differences.

16

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED- UPON PROCEDURES (continued)

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Lafise Securities Corporation's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Lafise Securities Corporation and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

KABAT, SCHERTZER, DE LA TORRE, TARABOULOS & Co.

Miami, Florida

February 19, 2019

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended **12/31/2018**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

10*10*******1793*********************MIXED AADC 220
53506 FINRA DEC
LAFISE SECURITIES CORPORATION
801 BRICKELL AVE STE 900
MIAMI, FL 33131-2979

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 1,407.92

B. Less payment made with SIPC-6 filed (**exclude interest**) (542.92)

7/30/18
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 883.00

E. Interest computed on late payment (see instruction E) for______days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 883.00

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☑ ACH ☐
Total (must be same as F above) $ 883.00

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

LAFISE SECURITIES
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

FINOP.
(Title)

Dated the 26 day of Feb , 20 19 .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

18

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2018
and ending 12/31/2018

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,195,363

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. _____

(2) Net loss from principal transactions in securities in trading accounts. _____

(3) Net loss from principal transactions in commodities in trading accounts. _____

(4) Interest and dividend expense deducted in determining item 2a. _____

(5) Net loss from management of or participation in the underwriting or distribution of securities. _____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. _____

(7) Net loss from securities in investment accounts. _____

Total additions _____

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   136,531

(2) Revenues from commodity transactions. _____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   96,072

(4) Reimbursements for postage in connection with proxy solicitation. _____

(5) Net gain from securities in investment accounts. _____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. _____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). _____

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

_____

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 24,144

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)   24,144

Total deductions   256,747

2d. SIPC Net Operating Revenues $ 938,616

2e. General Assessment @ .0015 $ 1,407.92

(to page 1, line 2.A.)

19

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Lafise Securities Corporation

We have reviewed management's statements, included in the accompanying exemption report in which Lafise Securities Corporation identified the following provisions of 17 § C.F.R. 15c3-3(k) under which Lafise Securities Corporation claimed an exemption from 17 § C.F.R. 240. 15c3-3 (2) (ii) and Lafise Securities Corporation stated that Lafise Securities Corporation met the identified exemption provision throughout the most recent fiscal year ended December 31, 2018 without exception. Lafise Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Lafise Securities Coporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KABAT, SCHERTZER, DE LA TORRE, TARABOULOS & Co.

Miami, Florida

February 19, 2019

9300 SOUTH DADELAND BOULEVARD, SUITE 600, MIAMI, FLORIDA 33156
TEL (305) 670-3370 • FAX (305) 670-3390 • WEB KSDT-CPA.COM

LAFISE SECURITIES CORPORATION

Exemption Report pursuant to SEC Rule 17a-5

For the Year Ended December 31, 2018

Lafise Securities Corporation   is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of the Company's knowledge and belief, the Company states the following:

Lafise Securities Corporation operates pursuant to paragraph (k)(2)(ii) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company has met the identified exemption provision for the year ended December 31, 2018, without exception.

We affirm to the best of our knowledge and belief, this Exemption Report is true and correct.



Eduardo Erana, President and CEO

Luisa Franchy, Fin Op